SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2019

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, 2596 HR The Hague

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 02, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 02, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
02 September 2019	1,531,475	2,307.00 GBp	2,281.00 GBp	2,298.04 GBp	LSE
02 September 2019	0				BATS (BXE)
02 September 2019	0				Chi-X (CXE)
02 September 2019	170,155	25.3650 EUR	25.2450 EUR	25.3097 EUR	BATS (BXE)
02 September 2019	70,386	25.3650 EUR	25.2350 EUR	25.3096 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/968664/2019_09_02_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 03, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 03, 2019 it purchased the following number of “A” Shares and “B” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 September 2019	201,000	25.2700 EUR	24.9100 EUR	25.0631 EUR	BATS (BXE)
03 September 2019	78,800	25.2700 EUR	24.9050 EUR	25.0663 EUR	Chi-X (CXE)

Aggregated information on “B” shares purchased according to trading venues:

Date of purchase	Number of “B” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
03 September 2019	1,160,000	2,292.00 GBp	2,252.50 GBp	2,268.26 GBp	LSE
03 September 2019	337,000	2,292.00 GBp	2,252.50 GBp	2,268.38 GBp	BATS (BXE)
03 September 2019	290,000	2,292.00 GBp	2,253.50 GBp	2,268.27 GBp	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/969197/2019_09_03_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 04, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 04, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
04 September 2019	886,462	2,300.00 GBp	2,269.00 GBp	2,290.97 GBp	LSE
04 September 2019	561,575	2,300.00 GBp	2,269.50 GBp	2,291.09 GBp	BATS (BXE)
04 September 2019	195,712	2,300.00 GBp	2,269.00 GBp	2,291.07 GBp	Chi-X (CXE)
04 September 2019	159,422	25.3850 EUR	25.1900 EUR	25.3337 EUR	BATS (BXE)
04 September 2019	79,978	25.3900 EUR	25.1900 EUR	25.3347 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/970018/2019_09_04_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 05, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 05, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
05 September 2019	916,000	2,303.50 GBp	2,274.00 GBp	2,283.28 GBp	LSE
05 September 2019	581,000	2,303.00 GBp	2,274.00 GBp	2,283.23 GBp	BATS (BXE)
05 September 2019	203,000	2,301.50 GBp	2,274.00 GBp	2,283.36 GBp	Chi-X (CXE)
05 September 2019	149,600	25.5250 EUR	25.3500 EUR	25.4268 EUR	BATS (BXE)
05 September 2019	75,000	25.5250 EUR	25.3600 EUR	25.4265 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/970808/2019_09_05_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 06, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 06, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
06 September 2019	939,972	2,286.00 GBp	2,246.00 GBp	2,263.52 GBp	LSE
06 September 2019	600,570	2,286.00 GBp	2,246.00 GBp	2,263.30 GBp	BATS (BXE)
06 September 2019	208,665	2,286.00 GBp	2,246.00 GBp	2,263.56 GBp	Chi-X (CXE)
06 September 2019	159,711	25.4750 EUR	25.0500 EUR	25.2165 EUR	BATS (BXE)
06 September 2019	100,789	25.4700 EUR	25.0500 EUR	25.2188 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/971491/2019_09_06_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 09, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 09, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
09 September 2019	933,676	2,298.00 GBp	2,261.00 GBp	2,274.24 GBp	LSE
09 September 2019	614,000	2,298.00 GBp	2,261.50 GBp	2,274.31 GBp	BATS (BXE)
09 September 2019	204,000	2,298.00 GBp	2,261.50 GBp	2,274.45 GBp	Chi-X (CXE)
09 September 2019	117,354	25.5050 EUR	25.3200 EUR	25.4109 EUR	BATS (BXE)
09 September 2019	79,929	25.5050 EUR	25.3300 EUR	25.4082 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/972417/2019_09_09_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 10, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 10, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
10 September 2019	780,057	2,331.00 GBp	2,275.50 GBp	2,306.70 GBp	LSE
10 September 2019	533,649	2,331.00 GBp	2,275.50 GBp	2,306.98 GBp	BATS (BXE)
10 September 2019	176,398	2,330.50 GBp	2,275.50 GBp	2,306.84 GBp	Chi-X (CXE)
10 September 2019	72,000	26.0550 EUR	25.5150 EUR	25.7853 EUR	BATS (BXE)
10 September 2019	46,000	26.0550 EUR	25.4850 EUR	25.7846 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/973346/2019_09_10_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 11, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 11, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
11 September 2019	740,000	2,328.50 GBp	2,305.50 GBp	2,317.31 GBp	LSE
11 September 2019	505,000	2,329.00 GBp	2,305.50 GBp	2,317.43 GBp	BATS (BXE)
11 September 2019	165,000	2,329.00 GBp	2,306.00 GBp	2,317.28 GBp	Chi-X (CXE)
11 September 2019	70,888	26.0700 EUR	25.8450 EUR	25.9783 EUR	BATS (BXE)
11 September 2019	46,424	26.0700 EUR	25.8500 EUR	25.9811 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/974207/2019_09_11_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 12, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 12, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
12 September 2019	857,143	2,303.50 GBp	2,269.50 GBp	2,288.65 GBp	LSE
12 September 2019	598,970	2,304.00 GBp	2,269.50 GBp	2,288.51 GBp	BATS (BXE)
12 September 2019	189,988	2,303.50 GBp	2,269.50 GBp	2,288.50 GBp	Chi-X (CXE)
12 September 2019	77,728	25.7900 EUR	25.3700 EUR	25.6013 EUR	BATS (BXE)
12 September 2019	53,208	25.7800 EUR	25.3700 EUR	25.5998 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/975007/2019_09_12_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 13, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 13, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
13 September 2019	830,466	2,305.50 GBp	2,282.00 GBp	2,293.42 GBp	LSE
13 September 2019	585,000	2,305.50 GBp	2,282.00 GBp	2,293.45 GBp	BATS (BXE)
13 September 2019	180,828	2,305.00 GBp	2,282.00 GBp	2,293.47 GBp	Chi-X (CXE)
13 September 2019	66,100	25.8300 EUR	25.6000 EUR	25.7405 EUR	BATS (BXE)
13 September 2019	50,600	25.8300 EUR	25.6000 EUR	25.7407 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/985511/2019_09_13_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 16, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 16, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
16 September 2019	611,500	2,359.50 GBp	2,337.00 GBp	2,347.31 GBp	LSE
16 September 2019	437,000	2,361.50 GBp	2,337.00 GBp	2,347.31 GBp	BATS (BXE)
16 September 2019	132,000	2,361.50 GBp	2,337.50 GBp	2,347.35 GBp	Chi-X (CXE)
16 September 2019	63,700	26.6300 EUR	26.3200 EUR	26.4612 EUR	BATS (BXE)
16 September 2019	50,300	26.6300 EUR	26.3150 EUR	26.4591 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/996303/2019_09_16_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 17, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 17, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
17 September 2019	627,306	2,372.50 GBp	2,310.50 GBp	2,348.49 GBp	LSE
17 September 2019	415,566	2,372.50 GBp	2,310.50 GBp	2,348.02 GBp	BATS (BXE)
17 September 2019	133,636	2,372.50 GBp	2,310.50 GBp	2,348.54 GBp	Chi-X (CXE)
17 September 2019	61,713	26.7000 EUR	26.1250 EUR	26.4701 EUR	BATS (BXE)
17 September 2019	52,287	26.7250 EUR	26.0800 EUR	26.4736 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/997025/2019_09_17_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 18, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 18, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
18 September 2019	592,429	2,354.50 GBp	2,320.50 GBp	2,341.43 GBp	LSE
18 September 2019	402,542	2,353.50 GBp	2,321.50 GBp	2,341.75 GBp	BATS (BXE)
18 September 2019	125,097	2,353.50 GBp	2,320.50 GBp	2,341.39 GBp	Chi-X (CXE)
18 September 2019	60,652	26.5200 EUR	26.2150 EUR	26.4113 EUR	BATS (BXE)
18 September 2019	51,403	26.5100 EUR	26.2100 EUR	26.4095 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/997740/2019_09_18_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 19, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 19, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
19 September 2019	617,819	2,368.50 GBp	2,320.00 GBp	2,349.43 GBp	LSE
19 September 2019	426,152	2,368.50 GBp	2,320.50 GBp	2,349.50 GBp	BATS (BXE)
19 September 2019	125,265	2,368.50 GBp	2,323.50 GBp	2,349.52 GBp	Chi-X (CXE)
19 September 2019	62,522	26.6600 EUR	26.2400 EUR	26.5117 EUR	BATS (BXE)
19 September 2019	51,478	26.6600 EUR	26.2400 EUR	26.5110 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/998335/2019_09_19_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 20, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 20, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
20 September 2019	664,447	2,355.00 GBp	2,323.50 GBp	2,345.25 GBp	LSE
20 September 2019	346,663	2,354.00 GBp	2,323.50 GBp	2,345.44 GBp	BATS (BXE)
20 September 2019	134,950	2,355.00 GBp	2,324.50 GBp	2,345.39 GBp	Chi-X (CXE)
20 September 2019	59,814	26.6850 EUR	26.4200 EUR	26.5979 EUR	BATS (BXE)
20 September 2019	50,175	26.6850 EUR	26.4150 EUR	26.5973 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/998823/2019_09_20_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 23, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 23, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
23 September 2019	792,000	2,363.50 GBp	2,330.00 GBp	2,348.47 GBp	LSE
23 September 2019	243,000	2,363.50 GBp	2,330.00 GBp	2,348.20 GBp	BATS (BXE)
23 September 2019	141,000	2,363.50 GBp	2,330.00 GBp	2,348.29 GBp	Chi-X (CXE)
23 September 2019	61,400	26.7350 EUR	26.4200 EUR	26.5733 EUR	BATS (BXE)
23 September 2019	52,900	26.7350 EUR	26.4200 EUR	26.5756 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/999595/2019_09_23_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 24, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 24, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
24 September 2019	880,000	2,358.00 GBp	2,319.00 GBp	2,333.04 GBp	LSE
24 September 2019	270,000	2,357.50 GBp	2,319.50 GBp	2,333.03 GBp	BATS (BXE)
24 September 2019	155,000	2,357.50 GBp	2,319.50 GBp	2,333.12 GBp	Chi-X (CXE)
24 September 2019	60,120	26.6600 EUR	26.3200 EUR	26.4463 EUR	BATS (BXE)
24 September 2019	55,000	26.6650 EUR	26.3150 EUR	26.4487 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1000377/2019_09_24_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 25, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 25, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
25 September 2019	909,000	2,343.00 GBp	2,312.00 GBp	2,327.50 GBp	LSE
25 September 2019	284,000	2,343.00 GBp	2,313.00 GBp	2,327.39 GBp	BATS (BXE)
25 September 2019	162,000	2,343.00 GBp	2,312.00 GBp	2,327.18 GBp	Chi-X (CXE)
25 September 2019	58,100	26.4550 EUR	26.1650 EUR	26.2801 EUR	BATS (BXE)
25 September 2019	59,060	26.4550 EUR	26.1800 EUR	26.2826 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1001141/2019_09_25_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 26, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 26, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
26 September 2019	779,477	2,381.00 GBp	2,344.50 GBp	2,367.12 GBp	LSE
26 September 2019	243,941	2,381.00 GBp	2,345.50 GBp	2,367.15 GBp	BATS (BXE)
26 September 2019	138,999	2,381.00 GBp	2,345.50 GBp	2,367.07 GBp	Chi-X (CXE)
26 September 2019	57,123	26.7900 EUR	26.4700 EUR	26.6978 EUR	BATS (BXE)
26 September 2019	59,000	26.7850 EUR	26.4700 EUR	26.6945 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1002002/2019_09_26_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 27, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 27, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
27 September 2019	775,793	2,413.50 GBp	2,378.50 GBp	2,398.60 GBp	LSE
27 September 2019	247,951	2,413.00 GBp	2,377.50 GBp	2,398.71 GBp	BATS (BXE)
27 September 2019	135,189	2,413.50 GBp	2,378.50 GBp	2,398.61 GBp	Chi-X (CXE)
27 September 2019	56,070	27.1150 EUR	26.8000 EUR	26.9919 EUR	BATS (BXE)
27 September 2019	59,000	27.1350 EUR	26.8150 EUR	26.9948 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1002630/2019_09_27_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

ROYAL DUTCH SHELL PLC - Transaction in Own Shares

September 30, 2019

Royal Dutch Shell plc (the ‘Company’) announces that on September 30, 2019 it purchased the following number of “A” Shares for cancellation.

Aggregated information on “A” shares purchased according to trading venues:

Date of purchase	Number of “A” shares purchased	Highest price paid	Lowest price paid	Volume weighted average price paid per share	Venue
30 September 2019	775,783	2,417.00 GBp	2,375.00 GBp	2,392.11 GBp	LSE
30 September 2019	253,000	2,416.00 GBp	2,375.00 GBp	2,392.29 GBp	BATS (BXE)
30 September 2019	133,650	2,416.00 GBp	2,375.00 GBp	2,392.45 GBp	Chi-X (CXE)
30 September 2019	54,550	27.1800 EUR	26.8000 EUR	26.9657 EUR	BATS (BXE)
30 September 2019	56,950	27.1800 EUR	26.8000 EUR	26.9646 EUR	Chi-X (CXE)

These share purchases form part of the fifth tranche of the Company´s existing share buy-back programme previously announced on July 26, 2018. The Company announced the fifth tranche of its share buyback programme on August 1, 2019.

In respect of this programme, Citigroup Global Markets Limited will make trading decisions in relation to the Company’s securities independently of the Company for a period from August 1, 2019 up to and including October 28, 2019.

Any such share purchases will be effected within certain pre-set parameters, and in accordance with the Company´s general authority to repurchase shares, Chapter 12 of the Listing Rules and Article 5 of the Market Abuse Regulation 596/2014/EU dealing with buy-back programmes and the Commission Delegated Regulation (EU) 2016/1052.

In accordance with the Market Abuse Regulation 596/2014/EU, a full breakdown of the individual trades made by Citigroup Global Markets Limited on behalf of the Company as a part of the buy-back programme is detailed below.

https://mma.prnewswire.com/media/1003573/2019_09_30_transaction_in_own_shares_full.pdf

Enquiries

Shell Media Relations

International, UK, European Press: +44 (0)207 934 5550

Shell Investor Relations

Europe: + 31 70 377 3996

United States: + 1 832 337 2034

LEI number of Royal Dutch Shell plc: 21380068P1DRHMJ8KU70

Classification: Acquisition or disposal of the issuer’s own shares

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-222005 and 333-222005-01); and

b) the Registration Statements on Forms S-8 of Royal Dutch Shell plc (Registration Numbers 333-126715, 333-141397, 333-171206, 333-192821, 333-200953, 333-215273, 333-222813 and 333-228137).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By:	/s/ A Clarke
Name: A Clarke
Title: Deputy Company Secretary

Date: October 1, 2019